SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS - GAFISA GROUP	3Q12

--- Gafisa Group unit deliveries increased  9% y-o-y to 17,729  in the 9M ---

--- 9M12 unit deliveries reached 74% of mid-range guidance for the full year ---

--- Preliminary consolidated free cash generation was positive at around R$95 million in 3Q12 ---

--- Operational consolidated cash flow reached approximately R$560 million in 9M ---

--- 93% of the mid-range guidance of R$500 – R$700 million for the full year ---

 --- Launches reached R$451.9 million, with sales of R$689.4 million in the 3Q---

--- Consolidated sales velocity improved sequentially to 19%, or 23% ex-Tenda ---

FOR IMMEDIATE RELEASE - São Paulo, October 8th 2012 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), Brazil’s leading diversified national homebuilder, today announced operational results for the third quarter ending September 30, 2012.

Duilio Calciolari, Chief Executive Officer, said: “The year-to-date results indicate that our turnaround strategy is on track with improved operating performance. The Gafisa Group is generating cash from its core business; we have resold 70% of dissolutions at Tenda units within the 9M12, unit deliveries reached 74% of mid-range guidance for the full year, which is in line with full year guidance of 22,000 to 26,000 units. The operational consolidated cash flow reached approximately R$560 million in 9M12, 93% of the mid-range guidance for the full year.”

Gafisa Group is Generating Cash From its Core Business

The Gafisa Group ended the third quarter with around R$1.2 billion in preliminary unaudited cash and cash equivalents, a sequential improvement from R$1.1 billion at the end of 2Q12. Preliminary net debt was R$3.0 billion at the end of 3Q12, a R$95 million reduction from R$3.1 billion at the end of 2Q12. As a consequence, preliminary consolidated cash generation (cash burn) was positive at approximately R$95 million in 3Q12, leading to a 9M12 preliminary result of R$252 million. Operational consolidated cash flow reached approximately R$560 million in 9M12, equivalent to 93% of the mid-range guidance for the full year.

Delivered Projects

Gafisa delivered 27 projects encompassing 5,531 units during the third quarter of this year, a 35% decrease on the 8,459 delivered during 3Q11. In 9M12, the projects delivered by the Gafisa Group reached 17,729 units, representing a 9% y-o-y increase. The 9M12 result equates to 74% of full-year guidance. See the accompanying chart for detailed information.

Chart 1. Delivered units (2007 – 3Q12)

Consolidated Launches

Third-quarter launches totaled R$451.9 million, a 17% decrease compared to 2Q12. Y-o-Y launches decreased 57% due to the implementation of the turnaround strategy announced at the end of 2011. The result represents 49% of the mid-range of full-year launch guidance of R$2.7 to R$3.3 billion. 18 projects/phases were launched across 7 states in 9M12, with Gafisa accounting for 54% of launches and Alphaville the remaining 46% in terms of PSV.

Table 1. Gafisa Group Launches (R$ million)

Launches	3Q12	2Q12	Q/Q(%)	3Q11	Y/Y(%)	9M12	9M11	Y/Y(%)
Gafisa Segment	114.291	465.900	-75%	652.512	-82%	794.881	1.816.073	-56%
Alphaville Segment	337.652	80.619	319%	350.117	-4%	667.320	627.598	6%
Tenda Segment	-	-	0%	49.085	nm	-	500.917	nm
Total	451.943	546.519	-17%	1.051.713	-57%	1.462.201	2.944.589	-50%

Note: NM not meaningful

Consolidated Pre-Sales

Third-quarter 2012 consolidated pre-sales totaled R$689.4 million, a 9% sequential increase, and a 34% decrease compared 3Q11. In the 9M12, sales from launches represented 66% of the total, while sales from inventory comprised the remaining 34%.

Table 2. Gafisa Group Pre-Sales (R$ million)

Pre-sales	3Q12	2Q12	Q/Q(%)	3Q11	Y/Y(%)	9M12	9M11	Y/Y(%)
Gafisa Segment	327.990	456.383	-28%	665.408	-51%	1.101.076	1.867.221	-41%
Alphaville Segment	331.320	158.184	109%	281.752	18%	671.481	597.683	12%
Tenda Segment	30.050	15.728	91%	97.490	-69%	-44.664	548.969	nm
Total	689.361	630.295	9%	1.044.651	-34%	1.727.893	3.013.873	-43%

Note: NM not meaningful

Consolidated Sales over Supply (SoS)

Consolidated sales over supply reached 18.7%, compared to 23.1% in 3Q11, reflecting fewer launches to pursue remedial action at Tenda. Excluding the Tenda brand, third-quarter sales over supply was 22.7%, compared to 20.1% in 2Q12 and 27.4% in 3Q11. The consolidated sales speed of launches in the 3Q12 reached 66.7%.

Table 3. Gafisa Group Sales over Supply (SoS)

Sales Speed	3Q12	2Q12	Q/Q(%)	3Q11	Y/Y(%)	9M12	9M11	Y/Y(%)
Gafisa (A)	16,5%	19,6%	-3,1 bps	24,8%	-8,3 bps	39,9%	48,1%	-8,2 bps
Alphaville (B)	36,4%	21,6%	14,8 bps	36,4%	0,0 bps	53,7%	54,9%	-1,1 bps
Total (A) + (B)	22,7%	20,1%	2,7 bps	27,4%	-4,6 bps	44,2%	49,5%	-5,4 bps
Tenda (C)	3,8%	1,8%	1,9 bps	9,1%	-5,3 bps	-6,2%	36,1%	-42,3bps
Total (A) + (B) + C)	18,7%	16,1%	2,6 bps	23,1%	-4,4 bps	36,5%	46,4%	-9,9 bps

Note: NM not meaningful

Inventory (Properties for Sale)

Consolidated inventory at market value declined R$283 million to R$3.0 billion from R$3.3 billion in the previous quarter. The market value of Gafisa inventory, which represents 55% of total inventory, decreased to R$1.7 billion at the end of 3Q12. The market value of Alphaville inventory was R$578.8 million at the end of 3Q12, a 1% increase compared to the end of 2Q12. Tenda inventory was valued at R$764.6 million at the end of 3Q12, compared to R$838.3 million at the end of 2Q12. Despite ongoing dissolutions expected in 2012, the Gafisa Group is experiencing positive demand for these units targeted at the low income segment. Of the 6,938 units returned to inventory, 70% have already been resold to qualified customers within the 9M12.

Table 4. Inventory at Market Value 3Q12 x 2Q12

	Inventory BP1 (2Q12)	Launches	Dissolutions	Contracted Sales	Price Adjustments + Other	Inventory EP2 (3Q12)	% Q/Q3	Sales Speed (VSO)[4]
Gafisa (A)	1.875.945	114.291		-327.990	-1.998	1.660.248	-11,5%	16,5%
Alphaville (B)	572.898	337.652		-331.320	-406	578.823	1,0%	36,4%
Total (A) + (B)	2.448.842	451.943	0	-659.310	-2.404	2.239.071	-8,6%	22,7%
Tenda (C)	838.261	0	263.751	-293.801	-43.622	764.589	-8,8%	3,8%
Total (A) + (B) + C)	3.287.103	451.943	263.751	-953.111	-46.025	3.003.660	-8,6%	18,7%

Note: 1) BoP beginning of the period – 2Q12. 2) EP end of the period – 3Q12.  3) % Change 3Q12 versus 2Q12. 4)  3Q12 sales velocity.

GAFISA SEGMENT

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with unit prices exceeding R$250,000.

Gafisa Launches

Third-quarter launches reached R$114.3 million and included 2 projects/phases concentrated in São Paulo and Rio de Janeiro, 75% lower than the R$465.9 million in the previous quarter, and a reduction of 82% when compared to the previous year. Launches in the 9M12 reached R$ 794.9 million, a 56% decrease compared to the previous year.

Gafisa Pre-Sales

Third-quarter pre-sales totaled R$328.0 million, a 28% decrease compared to 2Q12. Units launched during the same year represented 55% of total sales, while sales from inventory accounted for the remaining 45%. In 3Q12, sales velocity (sales over supply) was 16.5%, compared to 19.6% in 2Q12, and 24.8% in 3Q11. The sales velocity of Gafisa launches was 48.5% during the 3Q12.

Gafisa Delivery

During the 9M12, Gafisa delivered 27 projects/phases and 4,735 units, and 709 in the 3Q12.

ALPHAVILLE SEGMENT

Focuses on the sale of residential lots, with unit prices over R$100,000.

Alphaville Launches

Third-quarter launches totaled R$337.6 million, a 319% increase compared to 2Q12 and 4% decrease versus the year-ago period, and included 5 projects/phases across 4 states. The brand accounted for 46% percent of 9M12 consolidated launches, up from 21% percent a year ago, underscoring the increasing share of Alphaville in the product mix.

Alphaville Pre-Sales

Third-quarter pre-sales reached R$331.3 million, a 109% increase compared to the second quarter of 2012 and 18% increase y-o-y. During 9M12, the residential lots segment’s share of consolidated pre-sales increased to 39% from 20% in 9M11. In 3Q12, sales velocity (sales over supply) was 36.4%, compared to 21.6% in 2Q12. Third-quarter sales velocity from launches was 73%. Sales from launches represented 81% of total sales, while the remaining 19% came from inventory.

Alphaville Delivery

During the 9M12, Alphaville delivered 7 projects/phases and 2.612 units, and 974 in the 3Q12.

TENDA SEGMENT

Focuses on affordable residential developments, with unit prices between R$80,000 and R$200,000.

Tenda Launches

Reflecting remedial actions at Tenda and a focus on execution and delivery, no projects were launched in 9M12. Throughout the year, Tenda is not expected to represent more than 10% of consolidated launch guidance of between R$2.7 and R$3.3 billion.

Tenda Pre-Sales

During the third-quarter gross pre-sales decreased 15% Q-o-Q to R$293.8 million, compared to R$344.8 million in 2Q12. Y-o-Y gross pre-sales totaled R$887.8 million, a 49% decrease compared to previous year period.

Since 1Q12, pre-sales recognition and the remuneration of the Tenda sales force has been contingent upon the ability to pass mortgages onto financial institutions. Third-quarter net pre-sales (gross pre-sales less dissolutions) were R$30.0 million compared with R$15.7 million in 2Q12. The net pre-sales results reflect the dissolution of contracts in 3Q12 of R$263.7 million with potential homeowners who no longer qualify for bank mortgages versus R$329.1 million in the previous quarter. Despite ongoing dissolutions expected in 2012, the Gafisa group is experiencing positive demand for these units. Of the 6,938 units returned to inventory, 70% have already been resold to qualified customers within 9M12.

Tenda Segment Operations

Since June 2011 the number of units contracted by financial institutions has accelerated, which in part reflects the addition of a new CEF unit dedicated to major homebuilders. In 9M12, Tenda transferred approximately 9.567 units to financial institutions, or 80% of the mid-range of guidance provided for the full year of 10.000–14.000 customers, benefiting the positive operational cash flow achieved in the period.

Tenda Delivery

The Tenda segment is expected to represent 50% of the Gafisa Group’s planned deliveries ranging from 22,000 to 26,000 units in 2012. During the 9M12, Tenda delivered 60 projects/phases and 10,382 units, reaching 87% of the mid-range of full-year delivery guidance for the brand.

About Gafisa

Gafisa is a leading diversified national homebuilder serving all demographic segments of the Brazilian market. Established over 57 years ago, we have completed and sold more than 1,000 developments and built more than 12 million square meters of housing, more than any other residential development company in Brazil. Recognized as one of the foremost professionally managed homebuilders, "Gafisa" is also one of the most respected and best-known brands in the real estate market, recognized among potential homebuyers, brokers, lenders, landowners, competitors, and investors for its quality, consistency, and professionalism. Our pre-eminent brands include Tenda, serving the affordable/entry-level housing segment, and Gafisa and Alphaville, which offer a variety of residential options to the mid- to higher-income segments. Gafisa S.A. is traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and on the New York Stock Exchange (NYSE:GFA).

Andre Bergstein CFO/IRO Phone: +55 11 3025-9305 /9242/9297 Fax: +55 11 3025-9348 Email: ir@gafisa.com.br	Media Relations (Brazil) Débora Mari Michelucci Maquina da Notícia Comunicação Integrada Phone: +55 11 3147-7412 Fax: +55 11 3147-7900 Email: debora.mari@maquina.inf.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 9, 2012

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer